UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Ordinary Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Dennis M. Hanson

Chief Financial Officer and General Counsel

Steinway Musical Instruments, Inc.

800 South Street, Suite 305

Waltham, Massachusetts 02453

(781) 894-9770

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-2626

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by KSTW Acquisition, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of KSTW Holdings, Inc., a Delaware corporation (“Parent”), which is controlled by Kohlberg Investors VII, L.P., a Cayman Islands limited partnership, to purchase all of the outstanding shares of the Company’s ordinary common stock, par value $0.001 per share, at a purchase price of $35.00 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2013, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on July 15, 2013 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2, “Identity and Background of Filing Person,” is hereby amended and supplemented as follows:

The following paragraph is hereby added immediately after the last paragraph under the heading “Identity and Background of Filing Person—Tender Offer” on page 2 of the Schedule 14D-9:

“On August 14, 2013, Parent and Acquisition Sub filed a final amendment to the Schedule TO withdrawing the Offer in connection with the termination of the Merger Agreement. No shares of Company Common Stock were purchased by Kohlberg in the Offer.”

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

The paragraphs under the heading “The Solicitation or Recommendation—Background of the Transaction” are amended by substituting “Paulson” in each instance in which the term “Party D” appears.

The last sentence under the heading “The Solicitation or Recommendation—Background of the Transaction” on page 16 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“As of August 13, 2013, a total of 65 parties were contacted, including Party A, Party B, Party C and Paulson & Co. Inc. (“Paulson”). The 65 parties contacted included parties that had been contacted during the Company’s 2012 strategic process, generally other than those that indicated they would not have any interest in acquiring the Company, and eleven parties have executed confidentiality agreements with the Company.”

The last paragraph, as added pursuant to Amendment No. 3 to the Schedule 14D-9, under the heading “The Solicitation or Recommendation—Background of the Transaction” is hereby deleted in its entirety, and the following paragraphs are hereby added immediately after such deleted paragraph:

“Later on August 12, 2013, a representative of Kohlberg contacted the Company to inform the Company that Kohlberg did not intend to match Paulson’s proposal and would provide a waiver of the three-business-day match period provided for under the Kohlberg Merger Agreement. A meeting of the Company Board was scheduled for August 13, 2013 and, on behalf of the special committee, representatives of Skadden Arps and Allen & Co. subsequently contacted Samick’s legal and financial advisors to advise them that, given recent developments, Samick, which previously had expressed an interest in making an offer and had conducted due diligence during the go-shop period, should submit a proposal to acquire the Company, if it so desired, promptly and in any event before noon EDT on August 13, 2013. Late on August 12, 2013, Samick’s legal and financial advisors advised Skadden Arps and Allen & Co. that Samick expected to submit a proposal to acquire the Company for $39.00 per share in cash by the required deadline and Samick’s legal advisors submitted a draft of a proposed merger agreement and draft debt commitment letters to Skadden Arps. In response to an inquiry by Skadden Arps, Samick’s advisors notified Skadden Arps that Samick would not be willing to pay more than $39.00 per share, but that if the other bidder increased its offer to $40.00 per share before Samick submitted a proposal, Samick would be willing to provide a tender and voting agreement in support of the other bidder’s offer.

On the morning of August 13, 2013, Kohlberg delivered written notice to the Company that it would not match the terms of Paulson’s merger agreement or any other proposal at the same or higher price and waived its right under the Merger Agreement to negotiate with the Company Board to make adjustments in the terms and conditions of the Merger Agreement with respect to Paulson’s proposal or any other proposal at the same or higher price. Concurrently with delivering such notice, Kohlberg publicly disclosed its waiver of its match right under the Merger Agreement. Also on the morning of August 13, 2013, in accordance with the directives of the special committee, Allen & Co. informed Paulson representatives of the expectation that Samick would submit a proposal and Samick’s reported willingness to enter into a tender and voting agreement if Paulson increased its offer to $40.00 per share. Paulson declined to increase its offer price at that time.

On August 13, 2013, Samick submitted a definitive proposal to acquire all outstanding shares of Company Common Stock not owned by Samick for $39.00 per share in cash and representatives of Samick notified Skadden Arps that, because Samick had submitted its proposal, Samick would no longer be willing to provide a tender and voting agreement to the other bidder at $40.00 per share. The proposal included a fully negotiated merger agreement and firm financing commitment letters. In its proposal, Samick stated that its offer would expire at 5:00 p.m. EDT on August 15, 2013. On August 12, 2013, the closing price of Company Common Stock was $39.59 per share.

Later on August 13, 2013, in accordance with the directives of the special committee, Allen & Co. notified Paulson of Samick’s definitive proposal and encouraged Paulson to increase its offer. Paulson subsequently notified Allen & Co. that it would be prepared to offer $40.00 per share conditioned on (1) the receipt of tender and voting agreements from Samick and ValueAct SmallCap Master Fund L.P., and (2) an increase of the termination fee from $6.675 million to $13.35 million. In addition, representatives of Samick’s financial advisor advised Allen & Co. that Samick could potentially increase its offer.

Later on August 13, 2013, the Company Board held a meeting to discuss the proposals from Paulson and Samick. Mr. J.S. Kim and Mr. Messina were not in attendance and did not participate. Representatives of Skadden Arps updated the Company Board on the status of, and summarized and compared the terms of, the Paulson and Samick proposals. Outside counsel reviewed the Company Board’s fiduciary duties in connection with the consideration of the proposals. The Company Board determined to recess the meeting so that each party could be given until 8:00 p.m. EDT that day to present its best and final offer and, in the case of Samick, to decide whether or not to enter into a tender and voting agreement as proposed by Paulson.

As directed by the Company Board, representatives of Allen & Co. contacted representatives of Paulson and Samick and requested that each party submit its best and final offer by the deadline established by the Company Board. Paulson was directed to provide its best and final offer without a condition relating to the tender and voting agreements. Samick was also asked if it would agree to sign a tender and voting agreement as requested by the other bidder at $40.00 per share and was told that the other bidder was asked to submit its best and final offer without such condition. Samick’s financial advisor notified the Company Board that Samick would not provide a tender and voting agreement at $40.00 per share and declined to increase its offer beyond $39.00 per share, but advised that if the Company received an unconditional proposal above $39.00 per share, Samick would submit a revised offer in an expeditious manner. In response, a representative of Skadden Arps reminded Samick’s representatives that the Company Board had requested Samick’s best and final offer, had requested that the other bidder provide its best and final offer without a condition relating to the tender and voting agreements and that, unless the Company Board heard otherwise from Samick, the Company Board would consider $39.00 per share to be Samick’s best and final offer. Representatives of Skadden Arps and Allen & Co. received no further indication that Samick was prepared to increase its offer prior to the Company Board’s reconvened meeting. However, in response to a request from Skadden Arps, Samick’s counsel confirmed that Samick would not provide a tender and voting agreement in respect of an offer at $40.00 per share, but would be willing to agree to tender its shares into a $41.00 per share offer. By the deadline set by the Company Board, Paulson submitted a best and final offer to acquire all outstanding shares of Company Common Stock for $40.00 per share in cash that was no longer conditioned on the receipt of any tender and voting agreements but included the $13.35 million termination fee.

The Company Board, excluding Mr. J.S. Kim and Mr. Messina, reconvened at 9:00 p.m. EDT to consider the best and final proposals submitted by Paulson and Samick. At the request of the Company Board, Skadden Arps and Allen & Co. provided a status update on the correspondence and discussions relating to the proposals from each of Paulson and Samick. At the Company Board’s request, Allen & Co.

then reviewed with the Company Board its financial analysis of the $40.00 per share cash consideration to be paid by Paulson and rendered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated August 13, 2013, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $40.00 per share cash consideration to be received in the Paulson offer and merger, taken together, by holders of Company Common Stock (other than affiliates of Paulson entering into the merger agreement and their respective affiliates, including Paulson) was fair, from a financial point of view, to such holders. After careful review and discussion, the Company Board, comprised of all disinterested directors, unanimously determined that: (i) Paulson’s offer to acquire all outstanding shares of Company Common Stock at $40.00 per share constituted a Superior Proposal under the Merger Agreement and (ii) the Company should terminate the Merger Agreement and enter into the merger agreement with affiliates of Paulson with respect to such offer.

Following the Company Board meeting, the Company terminated the Merger Agreement and entered into a new merger agreement with affiliates of Paulson. On August 14, 2013, before the market opened, the Company and Paulson issued a joint press release announcing the execution of the Paulson merger agreement. The press release is filed as Exhibit (a)(5)(J) hereto and is incorporated herein by reference. On August 13, 2013, the last trading day prior to such announcement, the closing price of Company Common Stock was $38.27 per share.

On August 14, 2013, Parent and Acquisition Sub filed a final amendment to the Schedule TO withdrawing the Offer in connection with the termination of the Merger Agreement. No shares of Company Common Stock were purchased by Kohlberg in the Offer.”

Item 9. Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(J)	Joint Press Release issued by the Company and Paulson, dated August 14, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEINWAY MUSICAL INSTRUMENTS, INC.

By:	/s/ Michael T. Sweeney
Name: Title:	Michael T. Sweeney President and Chief Executive Officer

Dated: August 14, 2013